Lazard World Dividend & Income Fund, Inc.

Sub-Item 77C (Matters submitted to a vote of security holders.)

The Annual Meeting of Stockholders was held on April 22,
2016, to vote on the following proposal. The proposal received the required number of votes of stockholders and was adopted.

Election of the following Directors:
Two Class I Directors, each to serve for a three-year term expiring at the 2019 Annual Meeting and until his successor is duly elected and qualified.

Director 		For 		Withhold Authority
Robert M. Solmson 	5,306,100 	955,666
Charles L. Carroll 	5,322,748 	939,018